Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), April 8th, 2022

Messrs.

Commission for the Financial Market

(Comisión para el Mercado Financiero)

To whom it may concern:

The undersigned, on behalf of the closely held corporation (sociedad anónima cerrada) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Santiago, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby communicates to you the following material information concerning the Company and its businesses, pursuant to the provisions of article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30, issued by this Commission for the Financial Market (“CMF”):

In a meeting of the Board of Directors of the Company held on September 28, 2021, and as it was informed to the CMF and to the market as a Material Fact (hecho esencial) on the same date, it was agreed, among other matters, to update the Company’s dividend policy, establishing that for fiscal year 2021, an amount equivalent to 40% of the distributable net income for such year would be distributed as dividends among shareholders, excluding from the calculation of such net income any extraordinary profits that the Company obtained, through its subsidiary Forestal Arauco S.A., from the sale of real estate to Vista Hermosa Inversiones Forestales SpA. It was also informed that for subsequent fiscal years, amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Lastly, it was agreed in such opportunity that in any event, the Board of Directors may decide to distribute and pay interim dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

In connection with the above, it is herein informed that in a meeting of the Board of Directors of the Company held on the date hereof, it was agreed to amend the abovementioned dividend policy in respect of net income obtained in fiscal year 2021, in order to include in the calculation of the distributable net income for such fiscal year the extraordinary profits obtained by the Company for the aforementioned sale of real estate by the subsidiary Forestal Arauco S.A. to Vista Hermosa Inversiones Forestales SpA. The amendment to the dividend policy is based upon the very positive financial results obtained by Arauco during fiscal year 2021, already informed to the market, and its current cash availability.

Therefore, it was agreed in the same board of directors’ meeting held on the date hereof, to propose to the Shareholders’ Meeting of the Company summoned for April 26, 2022, the payment of the minimum definitive mandatory dividend (dividendo definitivo mínimo obligatorio) indicated below, which will be allocated to the net income obtained in the fiscal year ended December 31, 2021, charged to the results of the same fiscal year:

-	Dividend of US$1.5947992524 per share, unique series.

This dividend corresponds to the 40% of the net income of fiscal year 2021, once deducted the interim dividend paid to the shareholders starting on November 5, 2021.

The dividend will be paid in Chilean pesos, according to the Exchange rate “dólar observado”, to be published in the Official Gazzette (Diario Oficial) on May 6, 2022.

The abovementioned dividend distribution constitutes income tax to the shareholders. The Company will determine and communicate in a timely manner the credit that for such dividend corresponds to the shareholders that are tax payers of Chilean Impuesto Global Complementario and Impuesto Adicional.

The abovementioned dividend, if approved by the Shareholders’ Meeting, will be paid as of May 10, 2022, starting at 9:00 a.m., at the Company’s offices located in Avda. El Golf Nº 150, 14th floor, Commune of Las Condes, which is open, due to current circumstances of health emergency, from Monday through Friday, from 9:00 a.m. to 1:00 p.m. Shareholders who have requested it to the Company, will have the referred dividend deposited in their current account, or a check will be mailed to them, as the case may be.

Shareholders registered in the Company’s Shareholders’ Register at midnight on May 4, 2022 will be entitled to receive the aforementioned dividend, if approved by the General Shareholders’ Meeting.

The notice through which the shareholders will be informed of the resolution to be adopted by the abovementioned Shareholders’ Meeting, regarding the dividend policy, will be published in the electronic newspaper “El Líbero” of Santiago, on May 3, 2022.

The distribution of the dividend does not affect the financial situation of the Company.

Very truly yours,

Matías Domeyko Cassel

Chief Executive Officer

CELULOSA ARAUCO Y CONSTITUCION S.A.

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

- Unions